03 FEB -6 AM 7:21

**DENTONIA RESOURCES LTD.**
Suite #100 (3rd Floor) - 853 Richards Street, Vancouver, BC. V6B 3B4
Tel: (604) 682-1141 Fax: (604) 682-1144
Website: www.dentonia.com Email: dentoni[illegible]telus.net

SUPPL

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January 28, 2003 File #82-627

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street NW
Washington, D.C.
20549

03003687

PROCESSED
MAR 03 2003
THOMSON FINANCIAL

Dear Sirs/Mesdames:

Re: Financial Statements for the Three Months ended November 30, 2002

Enclosed is a copy of the above material for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Adolf A. Petancic
President

Enclosure
cc: Attn: Corporate Files Manager
Standard & Poors (4 copies)
55 Water Street
New York, NY
10041-0001

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)



INCORPORATED AS PART OF:

X Schedule A

___ Schedules B and C

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Dentonia Resources Ltd. | November 30, 2002 | 03/01/17 |

ISSUER'S ADDRESS

100-853 Richards Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | BC | V6B 3B4 | 1-604-682-1144 | 1-604-682-1141 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Adolf Petancic | President | 1-604-682-1141 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| dentonia@telus.net | N/A |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Adolf A. Petancic"* | Adolf A. Petancic | 03/01/17 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"H. Martyn Fowlds"* | H. Martyn Fowlds | 03/01/17 |

**DENTONIA RESOURCES LTD.**

**CONSOLIDATED FINANCIAL STATEMENTS**

**FOR THE PERIODS ENDED**

**NOVEMBER 30, 2002 AND 2001**

(Unaudited - see Notice to Reader)

MANNING ELLIOTT
CHARTERED ACCOUNTANTS
11th floor, 1050 West Pender Street, Vancouver, BC, Canada V6E 3S7
Phone: 604. 714. 3600 Fax: 604. 714. 3669 Web: manningelliott.com

**NOTICE TO READER**

We have compiled the balance sheet of Dentonia Resources Ltd. as at November 30, 2002 and the statements of operations and deficit, and cash flows for the periods then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Manning Elliott

CHARTERED ACCOUNTANTS

Vancouver, B.C.

January 6, 2003

**DENTONIA RESOURCES LTD.**

**CONSOLIDATED BALANCE SHEETS**

(Unaudited - see Notice to Reader)

| | As at November 30, 2002 $ | As at August 31, 2002 $ |
|---|---|---|
| **ASSETS** | | |
| CURRENT ASSETS | | |
| Cash | 5,450 | 2,787 |
| Accounts receivable | 333 | 332 |
| Prepaid expenses | 2,500 | - |
| | 8,283 | 3,119 |
| CAPITAL ASSETS (Note 5) | 4,306 | 4,564 |
| MINERAL PROPERTY (Note 4) | 4,315 | 4,315 |
| | 16,904 | 11,998 |
| **LIABILITIES** | | |
| CURRENT LIABILITIES | | |
| Accounts payable and accrued liabilities | 5,511 | 19,259 |
| **SHAREHOLDERS' EQUITY** | | |
| CAPITAL STOCK (Note 6) | 7,217,570 | 7,173,820 |
| DEFICIT | (7,206,177) | (7,181,081) |
| | 11,393 | (7,261) |
| | 16,904 | 11,998 |

APPROVED BY THE BOARD

*"Adolf A. Petancic"* Director

*"H. Martyn Fowlds"* Director

**DENTONIA RESOURCES LTD.**

**CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT**

**FOR THE PERIODS ENDED NOVEMBER 30, 2002 AND 2001**

(Unaudited - see Notice to Reader)

| | 2002<br>$ | 2001<br>$ |
|---|---|---|
| GENERAL EXPENSES | | |
| Accounting and legal | 1,100 | 1,040 |
| Amortization | 259 | 341 |
| Bank charges and interest | 77 | 25 |
| Management fees | 7,500 | - |
| Office and miscellaneous | 1,635 | 1,465 |
| Shareholder relations | 5,300 | 3,133 |
| Telephone and communications | 516 | 301 |
| Transfer agent and filing fees | 558 | 100 |
| Wages and benefits | 8,349 | 17,884 |
| | 25,294 | 24,289 |
| OTHER INCOME (EXPENSES) | | |
| Expense recoveries | 198 | 330 |
| NET LOSS FOR THE PERIOD | (25,096) | (23,959) |
| DEFICIT - BEGINNING OF PERIOD | (7,181,081) | (7,074,926) |
| DEFICIT - END OF PERIOD | (7,206,177) | (7,098,885) |
| LOSS PER SHARE | (0.01) | (0.01) |

**DENTONIA RESOURCES LTD.**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

**FOR THE PERIODS ENDED NOVEMBER 30, 2002 AND 2001**

(Unaudited - see Notice to Reader)

| | 2002<br>$ | 2001<br>$ |
|---|---|---|
| CASH FROM (USED IN): | | |
| OPERATING ACTIVITIES | | |
| Net loss for the period | (25,096) | (23,959) |
| Item not involving cash | | |
| Amortization | 259 | 341 |
| | (24,837) | (23,618) |
| Change in non-cash working capital items | (16,250) | (2,014) |
| | (41,087) | (25,632) |
| FINANCING ACTIVITY | | |
| Capital stock issued | 43,750 | 13,250 |
| INCREASE (DECREASE) IN CASH | 2,663 | (12,382) |
| CASH - BEGINNING OF PERIOD | 2,787 | 14,985 |
| CASH - END OF PERIOD | 5,450 | 2,603 |

1. NATURE OF OPERATIONS

The Company is in the business of acquiring and exploring mineral properties. There has been no determination whether properties held contain mineral reserves which are economically recoverable.

The recoverability of valuations assigned to mineral properties is dependent upon the discovery of economically recoverable reserves, the ability to obtain necessary financing to complete development, and future profitable production or proceeds from disposition.

2. SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared on the assumption that the Company is a going concern. The ability of the Company to continue as a going concern is dependent on its ability to obtain necessary financing to discharge its liabilities as they become due, and upon attaining future profitable operations.

Because a precise determination of certain assets and liabilities is dependent on future events, the preparation of the financial statements involves the use of estimates based on careful judgement and actual results may differ from such estimates.

These financial statements have, in management's opinion, been prepared within reasonable limits of materiality using the significant accounting policies noted below:

a) Presentation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Northernera Diamonds Inc.

b) Investments

The investment in DHK Resources Ltd. is recorded using the equity method of accounting.

c) Capital assets

Capital assets are stated at cost less accumulated amortization, which is recorded over the useful lives of the assets on the declining balance basis at the following annual rates:

| | |
|---|---|
| Computer | 30% |
| Furniture and fixtures | 20% |

d) Mineral properties

Costs relating to the acquisition and exploration of mineral properties are deferred until the properties are placed into commercial production, sold, or abandoned. These costs are to be amortized over the estimated useful life of the property following commencement of production, or written off as properties are sold or abandoned.

e) Foreign currency translation

Transactions and balances in currencies other than the Canadian dollar are translated using the temporal method. Accordingly revenue, expenses and non-monetary balances are translated at the rate of exchange prevailing at the transaction dates, and monetary balances are translated at the rate prevailing at the balance sheet date with resulting exchange gains and losses being included in the determination of income.

f) Loss per share

The loss per share is calculated on the weighted average of shares outstanding during the period.

2. SIGNIFICANT ACCOUNTING POLICIES (continued)

g) Fair market value of financial instruments

The carrying value of cash, accounts receivable and accounts payable approximate fair market value because of the short maturity of those instruments.

h) Interim financial statements

These interim unaudited financial statements have been prepared on the same basis as the annual financial statements and, in the opinion of management reflect all normal recurring adjustments necessary to present fairly the Company's financial position, results of operations and cash flows for the periods shown. The results of operations for such periods are not necessarily indicative of the results expected for a full year or for any future period.

3. INVESTMENTS AND ADVANCES

The Company owns a one-third interest in DHK Resources Ltd. ("DHK"), a Northwest Territories corporation which has various interests in potentially diamond bearing mineral claims in the Lac de Gras area of the Northwest Territories.

The investment has been written down to nil as a result of recognizing the proportionate share of the losses of DHK.

4. MINERAL PROPERTY

The costs capitalized relate to the Company's 25% interest in claims in the Lac de Gras area, North West Territories.

5. CAPITAL ASSETS

| | Cost<br>$ | Accumulated Amortization<br>$ | November 30, 2002<br>Net Book Value<br>$ | August 31, 2001<br>Net Book Value<br>$ |
|---|---|---|---|---|
| Computer | 16,920 | 15,774 | 1,146 | 1,239 |
| Furniture and fixtures | 23,245 | 20,085 | 3,160 | 3,325 |
| | 40,165 | 35,859 | 4,306 | 4,564 |

6. CAPITAL STOCK

Authorized:

| | |
|---|---|
| 100,000,000 | Common shares without par value |
| 10,000,000 | Class A preferred shares without par value |

| Issued: | # | $ |
|---|---|---|
| August 31, 2001 | 13,149,708 | 7,056,320 |
| Warrants exercised | 250,000 | 25,000 |
| Shares issued for subscriptions received | 300,000 | 30,000 |
| Private placement | 1,250,000 | 62,500 |
| August 31, 2002 | 14,949,708 | 7,173,820 |
| Warrants exercised | 300,000 | 30,000 |
| Debt settlement | 137,500 | 13,750 |
| November 30, 2002 | 15,387,208 | 7,217,570 |

Warrants:

Warrants have been granted and are exercisable in whole or in part until expiry allowing the holders to purchase a maximum of 675,000 common shares at a price of $0.10 per share. Expiry dates range from February 1, 2003 to August 8, 2003.

7. RELATED PARTY TRANSACTIONS

Included in the determination of net loss for the period are salaries and fees to a director recorded at their exchange amounts of $7,500 (2001 - $10,500).

8. LOSSES CARRIED FORWARD

The Company has approximately $1,495,000 in non-capital losses which can be applied to reduce future taxable income, expiring as follows:

| | $ |
|---|---|
| 2003 | 308,000 |
| 2004 | 373,000 |
| 2005 | 242,000 |
| 2006 | 201,000 |
| 2007 | 144,000 |
| 2008 | 122,000 |
| 2009 | 105,000 |

Cumulative Canadian Development and Exploration Expenses of approximately $1,751,000 are available to reduce future taxable income.

Net capital losses which can be applied to reduce future taxable gains amount to $304,000.

British Columbia Securities Commission

# QUARTERLY AND YEAR END REPORT
# BC FORM 51-901F (previously Form 61)

*Freedom of Information and Protection of Privacy Act*: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6729), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

INCORPORATED AS PART OF:

____ Schedule A

X Schedules B and C

ISSUER DETAILS

| NAME OF ISSUER | FOR QUARTER ENDED | DATE OF REPORT YY/MM/DD |
|---|---|---|
| Dentonia Resources Ltd. | November 30, 2002 | 03/01/17 |

ISSUER'S ADDRESS

100-853 Richards Street

| CITY | PROVINCE | POSTAL CODE | ISSUER FAX NO. | ISSUER TELEPHONE NO. |
|---|---|---|---|---|
| Vancouver | BC | V6B 3B4 | 1-604-682-1144 | 1-604-682-1141 |

| CONTACT PERSON | CONTACT'S POSITION | CONTACT TELEPHONE NO. |
|---|---|---|
| Mr. Adolf Petancic | President | 1-604-682-1141 |

| CONTACT EMAIL ADDRESS | WEB SITE ADDRESS |
|---|---|
| dentonia@telus.net | N/A |

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"Adolf A. Petancic"* | Adolf A. Petancic | 03/01/17 |

| DIRECTOR'S SIGNATURE | PRINT FULL NAME | DATE SIGNED YY/MM/DD |
|---|---|---|
| *"H. Martyn Fowlds"* | H. Martyn Fowlds | 03/01/17 |

FIN 51-901f Rev. 2000/12/19

# QUARTERLY REPORT
## BC FORM 51-901F (previously Form 61)
## DENTONIA RESOURCES LTD.
*For the Three Months ended November 30, 2002*

## *SCHEDULE B: SUPPLEMENTAL INFORMATION*

1. See financial statements.
2. Non-arms length expenditures – fiscal year-to-date $7,500

3.(a) Summary of securities issued: 1st Quarter – 337,500 common shares

| Date of Issue | Type of Securities | Type of Issue | Number | Price | Total Proceed |
|---|---|---|---|---|---|
| Sept. 9, 2002 | Common Shares | Debt Conversion | 137,500 | $0.10 | $13,750 |
| Oct. 30, 2002 | Common Shares | Exercise of Option | 200,000 | $0.10 | $20,000 |
| TOTAL: | | | 337,500 | | $33,750 |

3.(b) **Options Granted:** 1st Quarter – Nil

| Date of Issue | Type of Securities | Type of Issue | Number | Price | Total Proceed |
|---|---|---|---|---|---|
| | | | | | |

4.(a) **Authorized Capital:**
- 100,000,000 common shares without par value
- 10,000,000 Class A preferred shares without par value

4.(b) **Issued and outstanding shares:** 15,287,208

4.(c) **Options Outstanding:** directors, officers and employees stock options outstanding were as follows:

| Name | No. Of Shares | Exercise Price | Expiration Date |
|---|---|---|---|
| Adolf A. Petancic | *200,000 | 0.10 | December 10, 2002 |
| Brian E. Weir | 200,000 | 0.10 | December 10, 2002 |
| Gerald Carlson | 100,000 | 0.10 | December 10, 2002 |
| H. Martyn Fowlds | 200,000 | 0.10 | December 10, 2002 |
| Dorothy S.H. Chin | 95,000 | 0.10 | December 10, 2002 |
| TOTAL: | 795,000 | | |

All of these options expired without being exercised, except *100,000 which were exercised on December 10, 2002 by Adolf A. Petancic, president and director of the Company.

**Warrants Outstanding:**

| Number of Shares | Price | Expiry |
|---|---|---|
| 150,000 | $0.10 | on or before August 8, 2003 |
| 525,000 | $0.10 | on or before February 1, 2003 |
| TOTAL: 675,000 | | |

4.(d) No shares are held in escrow

5. The current directors and officers are:
Adolf A. Petancic, Director and President;
Gerald G. Carlson, Director;
Brian Weir, Director;
Martyn Fowlds, Director, Vice President and Secretary.

# QUARTERLY REPORT
**BC FORM 51-901F (previously Form 61)**

# DENTONIA RESOURCES LTD.
***For the Three Months ended November 30, 2002***

## *SCHEDULE C: MANAGEMENT DISCUSSION*

### GENERAL MATTERS, DESCRIPTION OF BUSINESS AND ANALYSES

#### Diamond Exploration, Lac de Gras, NWT

The Company advises that an Agreement dated for reference December 6, 2002 was completed, finalized, and signed by all parties having an interest in the WO claim block, Lac de Gras, NWT, namely:

**DHK Diamonds Inc. - 28.8%, in which the Company has a 1/3 equity interest;**
BHP Billiton Diamonds Inc - 38.4%;
Archon Minerals Limited - 16.4%;
Aberex Minerals Ltd. (a subsidiary of Aber Diamond Corporation) - 9.75%;
SouthernEra Minerals Ltd., 6.6%;
With Kennecott retaining a 1% and Aberex 0.3% gross overriding royalty.

Diamond fusion results (micro diamond count) and indicator mineral analysis, from Archon's new discovery, in the summer of 2002, the WO9 kimberlite, are pending and will now be released and should be available within the next few weeks.

Current plans call for a meeting sometime in January or early February 2003, of the participants in the WO claim block, for the following purposes:

a) Election of an initial project operator;
b) Finalizing an exploration program and budget to drill test the seven (7) remaining Priority One (1) Falcon Geophysical Targets, located within the boundaries of the WO claim block;
c) Depending on the fusion results and indicator mineral analysis, budget for possible delineation drilling of the WO9 kimberlite;
d) Budget for possible additional diamond drill core testing of the DO27, which was unsuccessfully bulk sampled in 1994.

### OPERATIONS, SOLVENCY, AND FINANCIAL CONDITIONS

The Company's operation loss for the 3 month period to November 30, 2002 was $25,096. The Company had a working capital of $2,450.00 at November 30, 2002.

The Company has no internal sources of funds and primarily depends on its ability to raise equity funds to continue its activities.

On October 30, 2002, 200,000, at $0.10 directors' share options were exercised providing the Company with $20,000 of working capital during this 3 month period.

Money owed to the president, Adolf Petancic; for management fees, $2,500/month or $13,750 in total, was converted into shares at $0.10 a share on September 9, 2002 and 137,500 shares were issued.

## FINANCING AND SUBSEQUENT EVENTS

On December 10, 2002, a director's option of 100,000 shares, at $0.10, was exercised and on January 13, 2003, the Company completed a non-brokered private placement of 1,200,000 units (a unit consists of one common share and one share purchase warrant exercisable at $0.10 over a period of two years with 4 and 12 month hold periods), in total $130,000 was placed into the Company's account as working capital.

These funds are sufficient to carry the Company through the initial phases of the forthcoming exploration program at Lac de Gras, NWT, as outlined above under the heading "Diamond Exploration, Lac de Gras, NWT".

## INVESTOR RELATIONS

No particular investor relations activities were undertaken by the Company during the period under review except dissemination of press releases and exploration reviews to the media, interested shareholders, investors, and brokers.

## FURTHER INFORMATION

For press releases and other up-dated information, please contact Dentonia either by phone, fax, e-mail at dentonia@telus.net, or refer to SEDAR website www.sedar.com or Stockhouse website www.stockhouse.ca.